

January 26, 2011

Howard Millar
Chief Financial Officer
Ryanair Holdings PLC
c/o Ryanair Ltd. Corporate Head Office
Dublin Airport
County Dublin Ireland

> **Re: Ryanair Holdings PLC**
> **Form 20-F for Fiscal Year Ended March 31, 2010**
> **Filed July 20, 2010**
> **File No. 00-29304**

Dear Mr. Millar:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2010

Risk Factors, page 6

1. We note your decision to freeze development in the U.K. and reduce flights, of which such flights represented 24.1% of total flights in fiscal 2010. We also note that your growth has been largely dependent on flights to and from the U.K. Please expand your results operations section to discuss how this decision impacted your results of operations and the anticipated impact on future operations.

Results of Operations
Maintenance, Materials, and Repairs, page 45

2. We note your disclosure that the increase in maintenance in absolute terms reflected the increase in the average number of leased Boeing 737-800 aircraft, which grew from 40 to 50 during the year. Because you begin to accrue for the cost of lease return conditions at

the inception of the lease term, it would appear that these costs may have contributed to the absolute increase in maintenance costs in 2010. If so, please quantify for us this factor and please also describe for us any other ways in which the increase in leased aircraft caused maintenance expense to increase.

Liquidity and Capital Resources, page 49

3. We note that you entered into an agreement in 2009 with a syndicate of banks to provide financing for future aircraft deliveries through 2012. Please disclose the unused balance of funds under this agreement that is available for these future deliveries.

Note 1 Significant Accounting Policies
Aircraft Maintenance Costs, page F-11

4. Please clarify for us and in your policy disclosure how you account for the cost of maintenance for aircraft and related components held under operating leases.

Revenues, page F-13

5. We note your policy that unused tickets are recognized as revenue on a systematic basis. Please tell us and revise your disclosure to clarify what you mean by "on a systematic basis" and to the extent you mean over a specified period of time, please state when this period begins and ends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief